--------------------------------------------------------------------------------
SEC 1746 (11-03)     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                     RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                     CONTROL NUMBER.
--------------------------------------------------------------------------------
                                                  ------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response..........15
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                            CUMBERLAND RESOURCES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     23077R
                    ----------------------------------------
                                 (CUSIP Number)


                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the followING box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R
         --------------

------------ -------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             KINROSS GOLD CORPORATION; EIN 650430083

------------ -------------------------------------------------------------------
 2           Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)     _________________

                (b)     _________________

------------ -------------------------------------------------------------------
 3           SEC Use Only

------------ -------------------------------------------------------------------
 4           Source of Funds (See Instructions)

             WC
------------ -------------------------------------------------------------------
 5           Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)      X
                                -----------

------------ -------------------------------------------------------------------
 6           Citizenship or Place of Organization

             PROVINCE OF ONTARIO

--------------------- -------- -------------------------------------------------
                       7       Sole Voting Power

                               7,629,900
   Number of          -------- -------------------------------------------------
     Shares            8       Shared Voting Power
  Beneficially
   Owned by                    -0-
      Each            -------- -------------------------------------------------
   Reporting           9       Sole Dispositive Power
     Person
      With                     7,629,900
                      -------- -------------------------------------------------
                      10       Shared Dispositive Power

                               -0-
--------------------- -------- -------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             7,629,900
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                           [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             14.1%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             CO
------------ -------------------------------------------------------------------

This Amendment No. 4 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on April 30, 2004, Amendment No. 1 thereto filed on June 7, 2004,

Amendment No. 2 thereto filed on August 5, 2004, and Amendment No. 3 thereto filed on August 30, 2004.

Item 1.         Security and Issuer

        (a)     Title of Class of Equity Securities:

                COMMON STOCK (THE "COMMON STOCK")

        (b)     Name of Issuer:

                CUMBERLAND RESOURCES LTD. ("CUMBERLAND")

        (c)     Address of Issuer's Principal Executive Office:

                NO CHANGE.

Item 2.         Identity and Background

        (a)     Name:

                KINROSS GOLD CORPORATION ("KINROSS")

        (b)     Business or Residence address:

                NO CHANGE.

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                NO CHANGE.

        (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                NO CHANGE.

        (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                NO CHANGE.

        (f)     Citizenship:

                NO CHANGE.

Item 3.         Source and Amount of Funds or Other Consideration

                ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                ON THE DATES INDICATED BELOW, KINROSS PURCHASED THE NUMBER OF SHARES OF THE COMMON STOCK INDICATED BELOW ON THE OPEN MARKET AT THE PRICES INDICATED BELOW:

                      DATE             NO. OF SHARES          AVERAGE PRICE
                      ----             -------------          -------------
                      8/30/04              30,000                 $2.20
                      8/31/04              30,400                 $2.20
                      9/02/04               2,100                 $2.20
                      9/03/04               4,300                 $2.16
                      9/08/04             119,200                 $2.05
                      9/09/04                 600                 $2.00
                     10/05/04                 200                 $2.15
                     10/06/04             100,000                 $2.15
                     10/06/04              12,700                 $2.15
                     10/07/04               7,500                 $2.15
                     10/08/04               5,000                 $2.15
                     10/12/04              74,600                 $2.15
                     10/13/04             100,000                 $2.10
                     10/15/04              35,000                 $2.1286
                     10/18/04             178,000                 $2.15

                THE SOURCE OF THE FUNDS USED FOR SUCH PURCHASES WAS THE WORKING CAPITAL OF KINROSS.

Item 4.         Purpose of Transaction

                NO CHANGE.

Item 5.         Interest in Securities of the Issuer

                (a) and (b)     ITEMS 5(A) AND 5(B) ARE HEREBY AMENDED AND
                                RESTATED AS FOLLOWS:

                KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 7,629,900 SHARES OF THE COMMON STOCK, WHICH REPRESENTS 14.1% OF THE OUTSTANDING SHARES OF THE COMMON STOCK.

                (c)     NO CHANGE.

                (d)     NO CHANGE.

                (e)     NO CHANGE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                NO CHANGE.

Item 7.         Material to Be Filed as Exhibits

                NO CHANGE.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         KINROSS GOLD CORPORATION


October 22, 2004                         By:    /s/ SHELLEY M. RILEY
------------------------------                  --------------------------------
Date                                            Shelley M. Riley, Secretary